SEC FILE NUMBER

                                                                    CUSIP NUMBER
                                                                     050757-10-3
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One): [X]  Form 10-K  [ ] Form 20-F [ ] Form 11-K [  ] Form 10-Q
             [ ] Form N-SAR    [ ] Form N-CSR

         For Period Ended:          November 30, 2004
                          ----------------------------------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ---------------------------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                  Audiovox Corporation
Full Name of Registrant

Former Name if Applicable

                  180 Marcus Boulevard
Address of Principal Executive Office (Street and Number)

                  Hauppauge, New York 11788
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                          See Attached Exhibits A and B
(Attach Extra Sheets if Needed.)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Charles M. Stoehr                     (631)                 231-7750
---------------------------------    -----------------   -----------------------
             (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Y[X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Audiovox Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date February 11, 2005      By /s/ Charles M.  Stoehr
     ------------------        -----------------------------------------
                               Charles M. Stoehr
                               Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                    Exhibit A


     The Company's former auditor, KPMG LLP ("KPMG"), has advised the Company that it will not consent to the Company's use of KPMG's previously rendered opinion on the Company's financial statements for the fiscal year ended November 30, 2002 in the Company's Form 10-K for the fiscal year ended November 30, 2004. Consequently, the Company's present auditor, Grant Thornton LLP is in the process of conducting an audit of the Company's consolidated financial statements for fiscal 2002. The fiscal 2002 audit cannot be completed by February 14, 2005, the filing due date of the Company's fiscal 2004 Form 10-K.

                                    Exhibit B





February 11, 2005





Securities and Exchange Commission
Washington, D.C.  20549

Dear Sir/Madam:

      Re: Audiovox Corporation and our statement required by Rule 12b-25(c)

On January 17, 2005, we were engaged to reaudit the fiscal 2002 consolidated financial statements of Audiovox Corporation and its subsidiaries (the "Company") that were previously audited by KPMG LLP. Our audit of the Company's fiscal 2002 consolidated financial statements is currently in process. However, such audit will not be completed by February 14, 2005 (the filing due date of the Company's fiscal 2004 Form 10-K) due to the late date of the commencement of our engagement.

Very truly yours,



/s/ Grant Thornton LLP